UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38896

Luckin Coffee Inc.

(Exact Name of Registrant as Specified in Its Charter)

28th Floor, Building T3, Haixi Jingu Plaza

1-3 Taibei Road

Siming District, Xiamen City, Fujian

People’s Republic of China, 361008

+86-592-3386666

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Amendment No. 1 to the Rights Agreement

On October 10, 2024, Luckin Coffee Inc., a company incorporated under the laws of the Cayman Islands (the “Company”) and Equiniti Trust Company, LLC (f/k/s American Stock Transfer & Trust Company, LLC), as Rights Agent (the “Rights Agent”) entered into the Amendment No. 1 to Rights Agreement dated as of October 14, 2021 (the “Amendment No. 1”) to: (a) extend the expiration date of the Rights Agreement to October 14, 2027; and (b) update the notice address of the Company.

The foregoing summary of Amendment No. 1 does not purport to be complete and is qualified in its entirety by reference to the Amendment No. 1, which is filed as Exhibit 4.1 of the Company’s Current Report on this Form 6-K. A summary of the material terms of the Rights Agreement dated as of October 14, 2021 and a copy of that Rights Agreement (as Exhibit 4.1) were filed to the Company’s Current Report on Form 6-K with the Securities and Exchange Commission (the “SEC”) on October 14, 2021, and are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Luckin Coffee Inc.

Date:	October 10, 2024	By:	/s/ Jinyi Guo
			Name:	Jinyi Guo
			Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

4.1	Amendment No. 1 dated as of October 10, 2024 to the Rights Agreement dated as of October 14, 2021, between Luckin Coffee Inc. and Equiniti Trust Company, LLC (f/k/a American Stock Transfer & Trust Company, LLC), as Rights Agent.

4.2	Rights Agreement, dated as of October 14, 2021 between Luckin Coffee Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, including as Exhibit A the forms of Rights Certificate and of Election to Exercise (incorporated by reference to Exhibit 4.1 of the Company’s Current Report on Form 6-K, filed on October 14, 2021).

4